
SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
213

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


07045946

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2006

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying financial statements of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2006 and 2005 and for the year ended October 31, 2006 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

Member of
Deloitte Touche Tohmatsu

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2006 AND 2005 (IN THOUSANDS)

ASSETS:	2006	2005
NONINTEREST-BEARING CASH	$ 2,538	$ -
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	600,329	589,370
Deere & Company Common Stock Fund	209,581	201,694
Fidelity Intermediate Bond Commingled Pool	37,658	36,653
Fidelity Mutual Funds	1,590,061	1,325,557
Fidelity BrokerageLink Accounts	136,321	90,878
Loans to participants	22,518	21,274
Total investments	2,596,468	2,265,426
ACCRUED INCOME AND OTHER RECEIVABLES	1,467	-
TOTAL ASSETS	2,600,473	2,265,426
LIABILITIES:		
Due to broker	7,333	1,314
Other liabilities	1,272	-
	8,605	1,314
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,591,868	$ 2,264,112

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2006 (IN THOUSANDS)

	2006
ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 109,462
Employer	86,092
Total contributions	195,554
INVESTMENT INCOME:	
Net appreciation in fair value of investments	197,456
Interest and dividends	123,895
Net investment income	321,351
NET TRANSFERS FROM AFFILIATE PLANS	31
TOTAL ADDITIONS	516,936
DEDUCTIONS - Benefits paid to participants	194,637
PLAN MERGERS	5,457
INCREASE IN NET ASSETS	327,756
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,264,112
End of year	$ 2,591,868

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED OCTOBER 31, 2006

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan Trustee, Investment Manager, and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire or otherwise if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. Effective September 1, 2006, the Plan implemented an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent annually until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period.

The Company provides matching contributions to the Plan on up to a maximum of six percent of the employee's earnings. The percentage (which varies by division within the Company) is determined in accordance with the Plan agreement, and is based on the profitability of the Company or division during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in a Fidelity Freedom fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the employer match is three times greater for the first two percent than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Plan Mergers – Effective March 31, 2006, the United Green Mark, Inc. 401(k) Profit Sharing Plan was merged with the Plan. Total participant balances of $5,363,177 were transferred to the Plan in March 2006. Effective August 25, 2006, the GeoVantage, Inc. 401(k) Plan was merged with the Plan. Total participant balances of $94,088 were transferred to the Plan in August 2006.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2006 and 2005, forfeited nonvested accounts totaled $3,370,073 and $2,818,004, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2006, employer contributions were reduced by $500,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 23 Fidelity Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed 54 months (10 years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United Sates of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund and participant loans as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2006 and 2005 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2006	3,386,412	$ 61.89
October 31, 2005	4,546,742	44.36

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund invests in variable rate bank and investment funds that reset rates quarterly and utilizes synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Blended Interest Fund is stated in the financial statements at contract value to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The fair value of the Blended Interest Fund, in thousands, was $594,027 and $580,723 at October 31, 2006 and 2005, respectively. The crediting interest rate was 4.53 percent and 4.00 percent at October 31, 2006 and 2005, respectively. The average yield for the year ended October 31, 2006 was 4.32 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers From Affiliate Plans – Transfers represent net assets transferred to the Plan during 2006 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2006 and 2005.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2006 and 2005 are as follows (dollars in thousands):

	2006	2006 Percent of Net Assets	2005	2005 Percent of Net Assets
Deere & Company Common Stock Fund*	$209,581	8 %	$201,694	9 %
Fidelity Growth Company Fund*	204,853	8	181,994	8
Fidelity Magellan Fund*	218,882	8	220,446	10
Spartan U.S. Equity Index Advantage Fund*	268,993	10	261,600	12
Fidelity Puritan Fund*	141,964	5	123,349	5

During the year ended October 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $197,456 as follows (in thousands):

	Appreciated/ (Depreciated)
Blended Interest Fund	$ 1
Deere & Company Common Stock Fund*	73,890
Fidelilty Puritan Fund*	10,164
Fidelity Magellan Fund *	(30,529)
Fidelity Equity Income Fund*	12,389
Fidelity Growth Company Fund*	24,439
Fidelity OTC Portfolio*	9,572
Fidelity Overseas Equity Fund*	20,679
Fidelity Asset Manager 50% Fund*	1,411
Fidelity Asset Manager 70% Fund	4,901
Fidelity Asset Manager 20% Fund	610
Fidelity Diversified International Fund*	11,333
Fidelity Small Cap Independent Fund*	4,870
Fidelity Freedom Income Fund*	47
Fidelity Freedom 2000*	31
Fidelity Freedom 2010*	958
Fidelity Freedom 2020*	1,348
Fidelity Freedom 2030*	1,163
Fidelity Freedom 2040*	1,280
Fidelity Freedom 2005*	65
Fidelity Freedom 2015*	850
Fidelity Freedom 2025*	460
Fidelity Freedom 2035*	463
Spartan U.S. Equity Index Advantage Fund*	35,013
Fidelity BrokerageLink Accounts*	10,209
Fidelity Intermediate Bond Commingled Pool*	1,839
	$ 197,456

*Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 2,461,941 and 3,323,887 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $118 million and approximately $152 million at October 31, 2006 and 2005, respectively. During the year ended October 31, 2006, the Plan recorded dividend income of approximately $4 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an agent of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2006

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND		
ARGF 05-1A A1 4.02% 4/09	1,100,000	$ 1,084
ARGF 05-2A A1 4.54% 5/09	1,165,000	1,156
ACCR 03-2 A1 4.23% 10/33	417,874	406
ACCR 03-3 A1 4.46% 12/33	407,486	393
ACE 03-HS1 M1 1ML+75 6/33	75,000	75
ACE 03-NC1 M1 1ML+78 7/33	185,000	186
ACE 03-HE1 M1 1ML+65 11/3	197,924	199
ACE 04-FM1 M1 1ML+60 9/33	155,828	156
ACE 05-SD1 A1 1ML+40 11/5	114,559	115
ACE 02-HE1 M1 1ML+65 6/32	218,363	222
ARMT 04-2 7A3 1ML+40 2/35	160,727	161
BSCMS 06-PW13 X2 .447 9/4	8,895,000	222
ABCMT 06-1 A1 5.15 10/10	745,000	745
ABCMT 2006-A3 A3 5.3 5/12	3,000,000	3,026
ALLSTATE 2.5% 6/20/08	155,000	150
ALLSTATE LIFE MTN 4.25 9/	2,500,000	2,474
AGFC SR MTN 4.625 5/15/09	1,065,000	1,070
AMCAR 2006-AF A3 5.56 9/1	900,000	913
AMCAR 04-1 B 3.7 1/09	60,975	61
AMCAR 04-CA A4 3.61% 5/11	275,000	271
AMCAR 04-DF A4 3.43 7/11	715,000	699
AMCAR 05-1 B 4.48% 11/09	805,000	801
AMCAR 05-CF A4 4.63 6/12	1,330,000	1,324
AMCAR 05-DA A3 4.87 12/10	1,255,000	1,254
AMCAR 06-1 A3 5.11 10/10	560,000	561
AMCAR 06-1 B 5.2 3/11	70,000	70
AMCAR 06-BG A3 5.21 10/11	350,000	351
AMCAR 06-BG A4 5.21% 9/13	691,920	697
AMSI 03-3 M1 1ML+80 3/33	9,601	10
AMSI 04-R2 M1 1ML+43 4/34	120,000	120
AMSI 04-R2 M2 1ML+48 4/34	100,000	100
ABSHE 03-HE6 M1 1ML+65 11	400,000	403
ABSHE 04-HE3 M1 1ML+54 6/	150,000	151
ASSOCIATES 6.875 11/15/08	550,000	585
ASSOC-NA GLBL 6.25 11/01/	550,000	578
BACM 05-5 A1 4.716 8/10	970,753	967
BACM 05-6 A1 5.001 9/47	591,571	593

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BACM 04-6 XP CSTR 12/42	6,163,613	119
BACM 00-2 A2 7.1975 9/32	365,000	389
BACM 05-1 A2 4.64% 11/42	1,315,000	1,309
BACM 2003-2 A2 4.342 3/41	1,215,000	1,196
BACM 05-3 A2 CSTR 7/43	1,365,000	1,342
BACM 04-2 A2 3.52% 11/38	1,250,000	1,212
BACM 05-3 XP CSTR 7/43	14,454,839	270
BACM 04-4 A3 4.128% 7/42	625,000	611
BACM 05-4 A1 4.432 7/45	728,695	721
BACM 05-4 XP CSTR 7/45	7,931,399	79
BACM 04-5 XP CSTR 11/41	8,150,006	172
BOAMS 05-E 2A7 CSTR 6/35	640,000	631
BACM 2006-4 A1 CSTR 5/11	197,464	200
BACM 2006-4 XP CSTR 7/46	26,895,000	632
BACM 06-5 A1 5.185% 7/11	325,000	328
BACM 2006-5 A2 5.317 10/1	1,895,000	1,914
BACM 2006-5 XP .832% 9/47	10,020,000	331
BANKAMER 7.8 2/15/10 GLBL	1,455,000	1,593
BANK ONE TEXAS 6.25 2/15/	2,477,000	2,535
BANK ONE GLBL 6 8/01/08 D	1,625,000	1,675
BOIT 04-B2 B2 4.37% 4/12	1,500,000	1,476
BOIT 04-A6 A6 3.94 4/16/1	1,995,000	1,947
BALL 05-ESHA X1 CSTR 7/20	29,970,000	196
BAYERISCHE LAND 5.65 2/01	1,715,000	1,752
BAYC 04-2 A 1ML+43 8/34	487,182	489
BAYC 04-3 A1 1ML+37 1/35	533,781	536
BAYC 04-3 A2 1ML+42 1/35	76,254	77
BAYC 04-3 M1 1ML+50 1/35	114,382	115
BSCMS 04-ESA A3 4.741 5/1	750,000	747
BSCMS 04-ESA C 4.937 5/16	985,000	984
BSCMS 04-ESA D 4.986 5/16	135,000	135
BSCMS 04-ESA E 5.064 5/16	1,730,000	1,734
BSCMS 04-PWR5 A2 4.254 7/	580,000	569
BSCMS 04-PWR5 X2 CSTR 7/4	4,364,916	153
BSCMS 04-T16 A3 4.03 2/46	1,405,000	1,367
BSCMS 04-T16 X2 CSTR 2/46	2,955,534	96
BSCMS 04-PWR6 X2 CSTR 11/	3,625,634	100
BSCMS 03-PWR2 A3 4.83 5/3	460,000	456
BSCMS 03-T12 X2 CSTR 8/39	2,571,835	49
BSABS 04-BO1 M2 1ML+75 9/	350,000	355

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BSARM 05-6 1A1 CSTR 8/35	1,239,981	1,247
BSCMS 05-PWR9 A1 4.498 9/	1,140,725	1,130
BSCMS 05-PWR9 X2 CSTR 9/4	22,561,396	437
BSCMS 05-T20 A1 4.94 10/4	1,041,453	1,041
BSCMS 06-PW13 A1 5.294 09	1,308,338	1,321
BSCMS 2006-T24 X2 CSTR 10	9,110,000	223
BRHEA 06-A A2R 5.03 12/41	1,555,000	1,563
CDCMC 03-HE3 M1 1ML+70 11	231,665	234
CD 06-CD2 A1 5.3020 1/46	969,274	977
CITEC 05-VT1 A4 4.36 11/1	195,000	193
CITEC 06-VT1 A3 5.13 12/0	1,750,000	1,753
CNH 05-A A4B 4.29% 6/12	575,000	568
CNH 05-B A3 4.27 1/10	1,335,000	1,321
CPS 06-A 1A2 5.22 1/10	320,000	320
COMM 05-C6 A2 CSTR 6/44	1,185,000	1,187
COMM 05-C6 XP CSTR 6/44	15,764,257	123
CNH 06-B A3 5.2% 6/10	885,000	884
CPS 06-C A3 5.14% 1/11	325,000	326
CWL 04-3 M1 1ML+50 6/34	150,000	151
CWHL 02-25 2A1 5.5 11/17	273,294	273
CARAT 06-1 A3 5.03 10/09	240,000	240
CARAT 2006-SN1A A3 5.31 1	920,000	923
CARAT 2006-SN1A A4A 5.32	1,045,000	1,051
CARAT 2006-SN1A B 5.5 4/1	100,000	101
COAFT 05-BSS B 4.32 5/10	635,000	628
COAFT 05-C A4A 4.71 6/12	2,000,000	1,989
COAFT 05-D A3 4.81 3/10	560,000	559
COAFT 06-A A3 5.33% 11/10	1,377,000	1,384
COMET 04-B6 B6 4.155 7/12	1,055,000	1,031
COPAR 05-1 B 4.58 8/15/12	850,000	840
COAFT 2006-B A3A 5.45 2/1	1,500,000	1,513
COPAR 06-2 A4 4.94% 7/12	750,000	751
CTCDO 04-1A A2 1ML+45 7/3	290,000	291
CFAT 2006-A A4 5.62% 8/11	1,750,000	1,752
CD 06-CD3 XP CSTR 10/48	29,775,000	760
AESOP 05-1A A1 3.95% 4/08	1,000,000	984
CHAIT 05-B2 B2 4.52 12/10	5,930,000	5,873
CITIGROUP GLBL 3.625 2/09	3,360,000	3,284
CCCIT 05-B1 B1 4.4 9/10	1,510,000	1,498
CCCIT 06-B2 B2 5.15% 3/11	1,315,000	1,325

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2006 (CONTNUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CGCMT 04-C2 XP CSTR 10/41	3,793,221	138
CGCMT 05-EMG A2 4.2211 9/	440,000	432
COMM 99-1 A2 6.455 5/32	1,956,700	1,999
COMM 01-J2A A1 5.447 7/34	1,609,423	1,632
COMM 06-CN2A A2FX 5.449 2	720,000	730
COMM 04-LB4A XP CSTR 10/3	10,734,926	278
COMM 05-LP5 A2 4.63 5/43	1,400,000	1,386
COMM 05-LP5 XP CSTR 5/43	7,975,727	113
CMAC 98-C2 B CSTR 9/30	1,530,000	1,562
CMAT 99-C1 A3 6.64 1/32	305,000	315
GCCFC 2006-GG7 A1 5.7435	733,845	751
CPS 2006-B A3 5.73% 6/16	559,999	566
CPS 2006-B A4 5.81% 6/15	654,998	668
CSFB 01-CK3 A3 6.4 6/34	417,504	427
CSFB 99-C1 A2 7.29 9/41	1,683,749	1,763
CSFB 2002-CP5 A1 4.106 12	1,105,612	1,084
CSFB 03-C5 A3 4.429 12/36	1,025,000	1,003
CSFB 03-C4 A3 CSTR 8/36	605,000	597
CSFB 2004-C1 A2 3.516 1/3	1,395,000	1,360
CSFB 04-C1 A3 4.321 1/37	515,000	501
CSFB 04-C4 ASP CSTR 10/39	4,007,782	157
CSFB 04-C3 ASP CSTR 7/36	12,093,911	274
CSFB 05-C1 ASP CSTR 2/38	8,670,598	132
CSFB 05-C2 ASP CSTR 4/37	7,102,828	173
CSMC 06-C4 ASP CSTR 9/39	45,230,000	1,478
DLJCM 98-CG1 A1B 6.41 6/3	504,875	514
DLJCM 99-CG1 A1B 6.46 3/3	1,080,000	1,113
DLJCM 99-CG2 A1B 7.3 6/32	350,000	368
DCAT 2006-C A2 5.25% 5/09	745,000	748
DRT 00-1A A2 6.971% 3/10	548,814	579
DRIVE 06-1 A2 5.49% 8/09	430,000	431
DRIVE 06-1 A3 5.49% 5/11	720,000	726
DRIVE 05-3 A3 4.99 10/10	1,220,000	1,217
DRIVE 06-2 A-3 5.33% 4/14	1,085,000	1,091
DRVT 2006-A A3 5.501 11/1	735,000	740
FHLM ARM 4.889 3/3 847126	37,439	37
FHLM ARM 3.94 3/34 1B1568	670,213	658
FHLM ARM 4.314 12/ 1B2670	111,869	110
FHLM ARM 4.106 12/ 1B2699	71,995	71
FHLM ARM 4.33 10/3 1B2048	176,963	175

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 4.497 6/3 1B2907	140,693	140
FHLM ARM 4.307 5/3 847408	161,833	160
FHLM ARM 4.55 2/35 1G0068	174,570	172
FHLM ARM 4.37 3/35 1G0125	165,760	163
FHLM ARM 4.401 2/3 1G0103	334,148	329
FHLM ARM 4.444 3/3 1G0133	102,433	101
FHLM ARM 4.504 3/3 1G0145	120,285	119
FHLM ARM 4.941 11/ 1J1228	420,107	420
FHLM ARM 5.26 1/36 1J1274	435,836	438
FHLM ARM 4.93 9/35 1K1215	422,089	420
FHLM ARM 5.34 6/35 1L0097	333,711	335
FHLM ARM 4.40 8/35 1L1225	1,853,856	1,840
FHLM ARM 5.885 6/3 1L1275	222,061	225
FHLM ARM 5.034 4/3 1N0002	509,753	510
FHLM ARM 5.37 12/3 1N0106	489,229	491
FHLM ARM 5.62 12/3 1N0117	721,609	730
FHLM ARM 5.62 1/36 1G1820	951,382	958
FHLMC 4.48% 9/19/08	2,590,000	2,583
FHLM ARM 5.085 9/3 789806	262,009	265
FHLM ARM 5.676 4/3 789284	15,312	16
FHLG 20YR 5.50% 4/24 #	758,059	757
FHLG 20YR 5.50% 7/23 #	1,056,465	1,055
FHLM ARM 4.819 10/ 1B0610	10,968	11
FHR 2382 MB 6% 11/16	876,169	896
FHR 2425 JH 6% 3/17	517,039	529
FHR 1694 PQ 6.5 9/23	618,418	623
FHR 1952 G 6 10/08	336,814	338
FHLM ARM 4.441 2/3 781229	97,224	96
FHLM ARM 4.28 3/34 781344	656,157	648
FHLM ARM 4.13 12/3 782916	104,661	104
FHLM ARM 4.985 8/3 782926	42,041	43
FHLM ARM 4.232 1/3 782988	315,391	312
FHLM ARM 4.434 2/3 783032	212,292	211
FHLM ARM 4.307 3/3 783067	89,698	89
FHLM 4.625% 12/19/08	30,517,000	30,873
FNR 92-86 Z 8 6/07	105,794	106
FNR 94-85 H 6 6/09	872,384	877
FNR 96-28 PK 6.5 7/25	455,000	476
FNR 96-40 J 6 12/08	843,766	849
FNMA 6.25% 2/01/11 SUBS	1,270,000	1,348

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA 3.7% 11/01/07-05	705,000	708
FNMA 3.25% 8/15/08	2,920,000	2,857
FNMA 4% 9/02/08 SUBS	8,235,000	8,142
FNMA 3.375% 12/15/08	36,745,000	36,097
FNMA 7.00 8/08 #252054	4,248	4
FNMA 7.00 11/14 #252870	137,157	143
FNMA 7.00 10/14 #252799	6,506	7
FNMA 6.50 5/32 #254343	337,455	346
FNMA 20YR 5.50% 11/22	108,658	109
FNMA 20YR 5.50% 1/25	482,926	482
FNMA ARM 4.25 2/35 255658	75,766	75
FNMA 4.00 9/18 #254919	1,282,093	1,223
FNMA 20YR 5.50% 6/25	477,673	477
FNMA 7.00 2/12 #313302	74,100	76
FNMA 6.50 6/14 #323794	475,728	488
FNMA 7.00 2/13 #414328	15,485	16
FNMA 6.50 6/13 #420037	98,041	101
FNMA 6.00 10/13 #446050	22,070	23
FNMA 7.00 10/13 #449457	76,582	80
FNMA 6.00 6/14 #481297	58,111	59
FNMA 7.00 7/14 #504647	2,446	3
FNMA 7.00 11/14 #512139	3,864	4
FNMA 7.00 3/15 #525411	17,777	19
FNMA 7.00 9/16 #545226	143,068	147
FNMA 7.00 3/17 #545582	512,993	528
FNMA 7.00 8/17 #545912	6,854	7
FNMA 7.00 9/15 #553148	8,902	9
FNMA 6.50 6/15 #555720	504,888	518
FNMA ARM 4.305 8/3 555696	142,444	142
FNMA ARM 4.428 7/3 555923	486,404	484
FNMA 6.00 4/16 #574415	7,011	7
FNMA 6.00 1/15 #594280	37,877	39
FNMA ARM 4.710 10/ 648938	11,877	12
FNMA 6.00 9/17 #656539	319,282	326
FNMA 6.00 12/17 #663675	36,075	37
FNMA ARM 4.986 11/ 668236	53,636	54
FNMA ARM 4.732 10/ 668509	18,446	19
FNMA ARM 4.925 12/ 677026	8,366	8
FNR 02-18 PE 5.5 6/16	2,155,000	2,166
FNR 03-24 PB 4.5 12/12	1,019,296	1,014

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHR 2587 WG 4.5 8/15	1,279,935	1,271
FHR 2590 NT 5% 4/16	780,000	782
FNR 03-81 NY 4.5 9/16	1,900,000	1,855
FNR 03-123 AB 4 10/16	1,160,310	1,128
FNR 2003-122 TU 4% 5/16	1,260,567	1,243
FNR 2004-3 BA 4% 7/17	63,932	62
FHR 2626 NA 5 6/23	845,000	842
FHR 2635 DG 4.5% 1/18	1,938,534	1,897
FNR 2004-86 KC 4.5% 5/19	279,131	273
FNR 04-91 AH 4.5% 5/29	599,423	585
FHR 2677 LC 4.5 6/15	600,000	592
FHR 2702 AB 4.5% 7/27	2,360,000	2,318
FHR 2786 GA 4 8/17	817,394	791
FHR 2780 A 4% 12/14	1,811,867	1,762
FHR 2809 UA 4 12/14	365,762	359
FNR 06-49 CA 6% 2/31	1,388,186	1,411
FHR 2885 PC 4.5 3/18	835,000	817
FHR 2901 UM 4.5% 1/30	2,412,060	2,367
FNR 2006-64 PA 5.5% 2/30	1,315,109	1,325
FHRR R001 AE 4.375% 4/15	1,040,682	1,019
FHR 3081 CT 5.5% 4/24	1,501,640	1,514
FHR 3077 GA 4.5% 8/19	1,217,410	1,193
FNR 2006-77 PD 6.5% 10/30	1,534,394	1,567
FNMA ARM 3.828 4/3 688969	217,460	215
FNMA ARM 4.646 1/3 689554	46,689	47
FNMA ARM 4.708 2/3 693344	14,000	14
FNMA ARM 4.318 3/3 694530	37,822	37
FNMA ARM 4.801 2/3 695019	100,027	100
FNMA ARM 4.292 3/3 701296	86,610	86
FNMA ARM 3.984 5/3 703915	24,136	24
FNMA ARM 4.079 4/3 708221	28,678	29
FNMA ARM 4.351 6/3 720921	43,355	43
FNMA ARM 3.878 6/3 723633	298,417	295
FNMA ARM 3.836 6/3 723760	61,190	61
FNMA ARM 5.12 1/34 725109	64,221	65
FNMA 7.00 11/18 #725746	444,030	456
FNMA ARM 4.862 9/3 725855	139,190	139
FNMA ARM 4.832 8/3 725858	72,137	73
FNMA ARM 4.409 10/ 725968	375,882	372
FNMA ARM 4.115 2/3 735343	44,445	44

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.162 2/3 735345	104,764	104
FNMA ARM 4.587 2/3 735355	1,094,352	1,085
FNMA ARM 4.493 8/3 735360	226,114	225
FNMA ARM 4.357 1/3 735364	61,390	61
FNMA ARM 5.229 8/3 735030	101,586	102
FNMA ARM 4.20 1/35 735162	229,395	231
FNMA ARM 4.62 2/35 735433	320,689	319
FNMA ARM 4.53 3/35 735448	229,403	227
FNMA ARM 4.319 5/3 735538	92,689	92
FNMA ARM 4.177 3/3 735545	317,436	317
FNMA ARM 4.815 12/ 735602	87,286	88
FNMA ARM 4.763 6/3 735689	624,986	625
FNMA ARM 4.402 10/ 735934	764,221	762
FNMA 7.00 8/11 #744150	238,336	243
FNMA ARM 4.858 10/ 745231	300,880	301
FNMA ARM 4.423 5/3 745049	618,848	623
FNMA ARM 4.898 10/ 745060	181,514	181
FNMA ARM 4.99 11/3 745064	4,455,287	4,449
FNMA ARM 3.941 6/3 745335	542,033	533
FNMA ARM 5.51 4/36 745672	464,985	469
FNMA ARM 4.64 9/35 745773	416,338	415
FNMA ARM 3.753 10/ 746320	74,255	73
FNMA 6.50 12/18 #747888	362,268	372
FNMA ARM 4.155 7/3 747270	354,244	349
FNMA ARM 4.055 10/ 749296	56,321	56
FNMA ARM 3.752 10/ 755148	75,152	74
FNMA ARM 4.358 10/ 754672	31,139	31
FNMA ARM 4.294 1/3 759264	98,394	98
FNMA ARM 3.750 1/3 761058	79,764	78
FNMA ARM 3.826 10/ 763199	879,752	868
FNMA 20YR 5.50% 6/23	677,821	677
FNMA 15YR 6.00 11/21 #TBA	2,193,340	2,227
FNMA 15YR 6.00 11/21 #TBA	43,280	44
FNMA ARM 4.250 1/3 765659	109,337	108
FNMA ARM 4.25 2/34 765660	90,753	90
FNMA ARM 4.30 1/34 766886	531,978	527
FNMA ARM 4.057 5/3 768224	14,665	15
FNMA ARM 4.368 2/3 769940	167,390	166
FNMA ARM 4.00 1/35 773225	62,830	63
FNMA ARM 4.021 12/ 773212	71,532	71

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 3.83 1/35 773220	71,903	71
FNMA ARM 3.98 1/35 773221	84,596	84
FNMA ARM 4.12 2/35 773243	109,896	109
FNMA ARM 4.128 2/3 773255	213,599	214
FNMA ARM 4.455 3/3 773281	117,032	116
FNMA ARM 4.51 7/34 780280	290,074	288
FNMA ARM 3.939 10/ 781549	78,911	78
FNMA ARM 3.987 12/ 781575	93,695	94
FNMA ARM 3.786 12/ 781576	74,868	74
FNMA ARM 3.827 12/ 781580	12,361	12
FNMA ARM 3.975 11/ 781809	136,269	135
FNMA ARM 4.025 1/3 781871	122,173	122
FNMA ARM 3.791 6/3 783545	347,751	341
FNMA ARM 4.351 1/3 783580	80,250	79
FNMA ARM 4.499 3/3 783587	265,373	262
FNMA ARM 4.4 2/35 #783588	110,065	109
FNMA ARM 4.876 7/3 785318	315,548	315
FNMA ARM 4.85 8/34 790089	260,876	261
FNMA ARM 5.019 9/3 790458	121,821	122
FNMA ARM 4.658 9/3 790618	27,162	27
FNMA ARM 5.106 9/3 790762	87,160	87
FNMA ARM 4.748 7/3 793028	224,830	224
FNMA ARM 4.74 10/3 794794	269,069	268
FNMA ARM 4.83 9/34 794244	234,151	234
FNMA ARM 4.82 9/34 794465	193,790	194
FNMA ARM 4.353 10/ 795157	263,508	261
FNMA ARM 3.737 1/3 797416	111,267	110
FNMA ARM 4.202 1/3 797418	152,669	150
FNMA ARM 4.402 11/ 796855	193,938	192
FNMA ARM 4.171 10/ 796843	170,811	169
FNMA ARM 4.96 8/34 796987	706,487	707
FNMA ARM 4.41 12/3 800164	331,388	331
FNMA ARM 4.67 11/3 799727	233,027	231
FNMA ARM 4.85 11/3 799812	214,631	214
FNMA ARM 5.064 11/ 800067	11,393	11
FNMA ARM 4.825 12/ 800297	186,164	185
FNMA ARM 4.845 12/ 800335	73,314	73
FNMA ARM 5.00 9/34 801341	993,894	996
FNMA ARM 5.05 7/34 801635	36,053	36
FNMA ARM 4.037 12/ 802854	46,764	47

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.324 12/ 802660	43,358	43
FNMA ARM 4.23 11/3 803591	30,061	30
FNMA ARM 4.029 1/3 806167	33,734	34
FNMA ARM 4.127 1/3 806519	132,852	132
FNMA ARM 4.105 1/3 806520	127,372	127
FNMA ARM 4.072 12/ 806640	132,250	133
FNMA ARM 4.17 11/3 806720	99,519	98
FNMA ARM 4.048 1/3 806711	54,305	54
FNMA ARM 4.118 1/3 807221	129,022	128
FNMA ARM 3.913 12/ 809113	66,899	66
FNMA ARM 4.384 1/3 809180	228,234	228
FNMA ARM 5.029 2/3 809463	27,174	27
FNMA ARM 4.625 2/3 809931	217,883	216
FNMA ARM 4.872 1/3 810896	1,406,989	1,404
FNMA ARM 4.145 2/3 810415	145,817	145
FNMA ARM 4.57 2/35 811803	67,970	68
FNMA ARM 4.052 2/3 812091	62,285	62
FNMA ARM 4.144 1/3 813569	192,521	194
FNMA ARM 4.118 2/3 813114	46,174	46
FNMA ARM 4.694 11/ 813184	279,071	278
FNMA ARM 4.151 1/3 813170	214,005	213
FNMA ARM 4.197 1/3 813200	109,923	110
FNMA ARM 3.87 1/35 813713	122,106	121
FNMA ARM 3.84 1/35 813714	205,619	203
FNMA ARM 4.023 2/3 813737	68,765	68
FNMA ARM 4.559 1/3 813842	144,146	144
FNMA ARM 4.508 1/3 813848	97,360	97
FNMA ARM 5.01 4/35 814954	230,591	231
FNMA ARM 4.790 1/3 815323	261,151	260
FNMA ARM 4.653 3/3 816322	33,373	33
FNMA ARM 4.857 1/3 816356	12,187	12
FNMA ARM 4.293 3/3 815586	68,957	69
FNMA ARM 4.573 2/3 816591	469,464	469
FNMA ARM 4.80 2/35 816593	262,317	261
FNMA ARM 4.639 2/3 816599	50,086	50
FNMA ARM 4.349 2/3 818857	42,390	43
FNMA ARM 4.934 3/3 819648	143,675	143
FNMA ARM 4.928 2/3 820356	739,936	739
FNMA ARM 4.372 4/3 820407	47,670	47
FNMA ARM 4.725 3/3 820598	554,606	555

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.5 5/35 #820996	68,088	68
FNMA ARM 4.597 6/3 821487	233,171	233
FNMA ARM 4.575 7/3 822002	194,738	194
FNMA ARM 4.302 1/3 827592	83,102	83
FNMA ARM 5.8170 5/ 827781	464,471	467
FNMA ARM 5.10 5/35 827782	216,228	217
FNMA ARM 5.208 5/3 827783	1,739,093	1,745
FNMA ARM 5.180 5/3 827785	281,868	283
FNMA ARM 4.520 8/3 829603	191,862	191
FNMA ARM 4.409 5/3 829985	213,585	213
FNMA ARM 5.203 6/3 830605	319,713	322
FNMA ARM 4.555 7/3 832099	262,941	262
FNMA ARM 5.344 7/3 834917	39,964	40
FNMA ARM 5.101 7/3 841837	316,677	319
FNMA ARM 5.349 12/ 843013	114,105	115
FNMA ARM 5.280 3/3 843014	31,784	32
FNMA ARM 5.38 2/36 865166	366,596	369
FNMA ARM 5.98 4/36 868793	475,778	485
FNMA ARM 5.839 1/3 879146	598,291	608
FNMA ARM 3.854 10/ 879906	1,854,716	1,833
FNMA ARM 6.21 4/36 891332	319,414	326
FNMA ARM 5.53 5/36 896468	224,749	227
FNMA ARM 5.50 5/36 896475	440,911	445
FNMA ARM 6.08 4/36 895834	135,298	138
FHASI 04-FL1 2A1 6ML+30 1	86,755	87
FIAOT 06A A3 4.93 2/15/11	560,000	559
FIRST UNION 6.375 1/15/09	1,145,000	1,197
FULB 97-C2 A3 6.65 11/29	651,962	660
FUNBC 99-C4 A1 7.184 12/3	317,464	321
FIRST UNION BKNT 5.8 12/0	2,000,000	2,076
FLEETBOSTON FIN 7.375 12/	830,000	882
FORDO 05-C A4 4.36 6/10	685,000	676
FORDO 06-A A3 5.05% 03/10	560,000	560
FRNK 05-1 A3 4.91% 4/10	394,000	393
FRNK 06-1 A2 5.2% 10/09	1,010,000	1,013
FHLT 04-1 M2 1ML+50 2/34	100,000	100
FHLT 05-A M1 1ML+43 1/35	150,000	151
GECMC 02-2A A2 4.97% 8/36	1,495,000	1,497
GMACC 97-C1 A3 6.869 7/29	182,574	185
GMACC 97-C2 A3 6.566 4/29	100,920	102

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GMACC 04-C2 A2 CSTR 8/38	410,000	407
GMACC 2004-C3 A3 CSTR 12/	1,160,000	1,136
GMACC 04-C3 X2 CSTR 12/41	5,748,522	131
GMACC 05-C1 A2 CSTR 5/43	670,000	660
GMACC 05-C1 X2 CSTR 5/43	7,514,625	191
GMACC 06-C1 A1 4.975 11/4	707,857	709
GMACC 06-C1 XP CSTR 11/45	10,729,540	97
GMACC 2002-C1 A1 5.785 11	1,249,204	1,269
GMACC 2003-C2 A1 4.576 5/	2,246,824	2,227
GMACM 2005-AR6 4A1 CSTR 1	4,921,007	4,871
GNII ARM 3.750 1/3 080817	474,560	472
GSMS 03-C1 A2A 3.59% 1/40	830,000	816
GSMS 04-C1 A1 3.659 10/28	972,694	951
GSALT 05-1 A3 4.45 5/10	920,000	914
GECMC 04-C2 A2 4.119 3/40	510,000	498
GECMC 04-C3 A2 4.433 7/39	1,830,000	1,808
GE CAP CP MTN 7.5 6/15/09	1,000,000	1,084
GEN ELEC CAP CRP 4.125 3/	2,180,000	2,165
GECAP MTN 4% 6/15/09	1,065,000	1,054
GE CAP MTN 5.25 10/27/09	1,750,000	1,761
TOWER 06-1 B 5.588% 2/36	335,000	338
GOLDMAN SACHS 6.6 1/15/12	1,685,000	1,816
GOLDMAN SACHS 5% 1/15/11	870,000	875
GOLDMAN SACHS 4.5 6/15/10	585,000	582
GNR 02-37 C 5.878 6/24	1,200,000	1,216
GNR 02-35 C CSTR 10/23	116,589	119
GNR 02-9 B 5.881% 3/24	208,298	210
GPMH 01-1 IA 1ML+34 4/32	262,323	263
GCCFC 03-C1 A2 3.285 7/35	2,265,000	2,176
GCCFC 04-GG1 A4 4.755 6/3	915,000	910
GCCFC 05-GG3 A2 CSTR 8/42	655,000	642
GCCFC 05-GG3 XP CSTR 8/42	25,693,851	727
GCCFC 05-GG5 CSTR 4/37	98,865,000	595
HBOS PLC MTN 3.75 9/ 144A	900,000	879
HBOS PLC 5.625 7/20/ 144A	1,195,000	1,227
HAT 2006-1 A3 5.43% 6/11	900,000	907
HAT 2006-2 A3 5.61% 8/11	910,000	922
HAT 2006-2 A4 5.67% 6/13	795,000	810
HSBC FIN MTN4.125 3/11/08	2,775,000	2,751
HAT 2006-3 A2 5.38% 12/09	505,000	506

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
HANCOCK JHN GLB 3.75 9/30	1,250,000	1,221
HANCOCK JOHN GLB 3.5 1/30	2,215,000	2,158
HAROT 05-4 A4 4.6 11/10	1,155,000	1,143
HMPT 99-HMTA B 7.3% 8/15	230,000	243
HAT 04-1 A4 3.93 7/11	520,000	512
HOUSEHOLD INTL 5.836 2/15	1,355,000	1,381
HAT 05-3 A3 4.8% 10/10	565,000	564
HART 05-A B 4.2 2/12	500,000	492
HART 06-1 B 5.29 11/12	75,000	75
ING SEC LIFE 4.25 1/ 144A	2,000,000	1,978
IMM 04-9 M2 1ML+65 1/35	177,943	179
IMM 04-9 M3 1ML+70 1/35	130,901	131
IMM 04-9 M4 1ML+105 1/35	67,496	68
JPMMT 05-A8 2A3 CSTR 11/3	180,000	180
JPMCC 04-CB9 A2 CSTR 6/41	500,000	501
JPMCC 2001-C1 A2 5.464 10	797,285	802
JPMCC 03-CB7 X2 CSTR 1/38	1,952,587	46
JPMCC 04-CB8 A2 3.837 1/3	1,250,000	1,194
JPMCC 04-CBX X2 CSTR 1/37	14,783,785	390
JPMCC 05-LDP2 A2 4.575 7/	675,000	665
JPMCC 05-LDP4 A1 CSTR 10/	792,825	788
JPMCC 05-LDP4 X2 CSTR 10/	51,707,051	454
JPMCC 05-LDP5 A1 5.035 12	1,003,363	1,005
JPMART 2006-A A-3 5.18 12	1,015,000	1,019
JPMRT 2006-A A4 5.14 12/1	805,000	809
LBCMT 98-C4 A1B 6.21 10/3	1,196,245	1,220
LBCMT 99-C1 A2 6.78 6/31	1,225,000	1,271
LBUBS 05-C5 XCP CSTR 9/40	34,312,768	612
LBUBS 00-C3 A2 7.95 1/10	890,000	964
LBUBS 00-C5 A2 6.51 12/26	1,970,000	2,075
LBUBS 01-C2 A2 6.653 11/2	310,000	329
LBUBS 01-C3 A1 6.058 6/20	712,545	728
LBUBS 04-C6 A2 4.187 8/29	640,000	627
LBUBS 04-C6 XCP CSTR 8/36	6,649,025	152
LBUBS 03-C3 A2 3.086 5/27	720,000	700
LBUBS 03-C5 A2 3.478 7/27	2,530,000	2,466
LBUBS 03-C7 A3 CSTR 9/27	880,000	863
LBUBS 04-C8 XCP CSTR 12/3	3,576,722	95
LBUBS 04-C2 A3 3.973 3/29	695,000	661
LBUBS 05-C7 XCP CSTR 11/4	36,346,972	377

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
LBUBS 06-C1A A1 5.018 2/3	506,724	507
LBUBS 06-C1A A2 5.084 2/3	3,000,000	3,005
LBUBS 206-C1A XCP CSTR 2/	28,810,000	515
LBART NT CL A-3 5.41 CL A	780,000	784
LBART 2006-B A3 5.17 8/11	490,000	492
MILT 05-1 A3 4.83 9/09	1,285,000	1,281
MBNAS 05-B4 B4 4.9% 3/11	1,300,000	1,298
MSSTR 04-1 1A1 CSTR 8/17	457,942	468
MVCOT 05-2 A 4.6% 10/27	462,895	463
MVCOT 06-2A A 5.417 10/28	570,000	570
MVCOT 06-2A B 5.467 10/28	95,000	95
MASSMUTUAL MTN 2.55 144A	1,365,000	1,315
MARM 04-11 1A4 1ML+49 11/	72,159	72
MARM 04-11 2A2 1ML+44 11/	46,978	47
MALT 04-3 3A1 6 4/34	111,948	112
MMLT 04-1 M1 1ML+50 7/34	189,387	190
MATS 05-1 A3 4.10 8/09	1,450,000	1,437
MERRILL LYN MTN 4.125 1/1	265,000	263
MERRILL LYN MTN 4.125 9/1	1,100,000	1,079
MERRILL LYN MTN 4.831 10/	2,045,000	2,033
MLCC 04-B A2 6ML+27 6/29	369,711	370
MLMT 04-MKB1 A2 4.353 2/4	3,310,000	3,259
MLMT 04-KEY2 A2 4.166 8/3	1,120,000	1,091
MLMT 04-BPC1 XP CSTR 9/41	13,150,385	424
MLMT 05-GGP1 B 4.146 11/1	305,000	302
MLMT 05-GGP1 C 4.208 11/1	255,000	253
MLMT 05-GGP1 D 4.291 11/1	80,000	79
MLMT 05-MKB2 XP CSTR 9/42	3,356,436	41
MLMT 05-MCP1 A2 4.556 6/4	1,040,000	1,025
MLMT 05-MCP1 XP CSTR 6/43	6,927,041	188
MLMT 05-CIP1 A2 4.96 6/10	1,485,000	1,483
MLMT 05-LC1 A1 5.017 1/44	472,718	474
MET LIFE GLBL 2.6 6/ 144A	2,000,000	1,930
MET LIFE GLBL 5.75 7 144M	2,000,000	2,076
MLCFC 2006-2 A1 5.773 6/4	599,473	610
MLCFC 06-3 XP CSTR 7/46	14,235,000	554
MONUMENTAL GLOB 2.8 144A	3,000,000	2,907
JPMC 99-C8 A2 7.4% 7/31	835,840	876
MSC 06-T21 A1 4.925 10/52	736,200	736
MSC 05-IQ9 X2 CSTR 7/56	6,437,003	267

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MSC 05-HQ5 X2 CSTR 1/42	7,647,593	96
MSC 98-WF2 A2 6.54 7/30	353,588	360
MSC 98-XL2 A2 6.17 10/34	525,000	537
MSC 98-HF2 A2 6.48 11/30	1,621,342	1,655
MSC 99-WF1 A2 6.21 11/31	907,567	925
MSC 03-IQ5 A2 4.09 4/38	326,198	323
MSC 04-HQ4 X2 CSTR 4/40	5,666,685	105
MSC 05-TOP17 X2 CSTR 12/4	4,979,229	138
MSC 04-HQ3 A2 4.05 1/41	520,000	507
MORGAN STLY MTN 5.625 1/0	3,000,000	3,086
MORGAN STANLEY 4% 1/15/10	1,660,000	1,623
MSDWC 01-PPM A2 6.4 2/31	1,702,286	1,754
MSC 2006-T23 A1 5.682 8/4	344,085	352
MSC 2006-HQ9 A1 5.49 7/44	1,136,558	1,154
MCFI 98-MC2 A2 6.423 6/30	1,254,281	1,274
NCSLT 04-2 AIO 9.75 10/14	815,000	334
NCSLT 05-1 AIO 6.75% 12/0	400,000	80
NCSLT 06-1 A-IO 5.5 4/11	695,000	145
NCSLT 05-3W AIO1 4.8 7/12	1,880,000	306
NLFC 99-1 C 6.571 1/31	495,000	510
NATIONWIDE BLD 4% 1/15/09	1,500,000	1,483
NAVOT 04-B A3 3.13 5/09	456,301	451
NAVOT 05-A A4 4.43 1/14	525,000	517
NY LIFE GLBL MTN 3.875 1/	2,235,000	2,200
NALT 04-A A4B 3.18 6/10	233,464	231
NEF 05-1 A5 4.74 10/45	775,000	769
NHEL 04-1 M1 1ML+45 6/34	150,000	151
ONTARIO PROV GLBL 5.5 10/	750,000	760
ONYX 05-B A4 4.34% 5/12	425,000	419
PERF 05-2 A2 5.03 3/14	2,800,000	2,820
PACIFIC LIFE 3.75 1/ 144A	1,500,000	1,476
PPSI 04-WCW1 M1 1ML+63 9/	285,000	289
PPSI 04-WHQ2 A3E 1ML+42 2	301,958	303
PRICOA GLOB FUND 4.35 6/1	1,900,000	1,901
PRINCIPL LIFE MTN 5.15 9/	3,040,000	3,050
PRINC LIFE 5.125% 6/28/07	1,500,000	1,523
PRINC LIFE MTN 3.625 4/30	500,000	488
PRINC LIFE 2.8 6/26/ 144A	1,000,000	972
PSSF 98-C1 A1B 6.506 7/08	950,235	965
RAMP 04-SL2 A11 6.5 10/16	80,303	82

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
RAMP 03-SL1 A31 7.125 4/3	337,483	343
RAMP 03-RZ2 A1 3.6% 4/33	177,555	174
GMACM 05-AR5 1A1 CSTR 9/3	349,414	351
SBC COMM GLBL 6.25 3/15/1	2,465,000	2,573
SVOVM 05-A A 5.25 2/21	431,573	432
SBM7 00-C3 A2 6.592 12/33	925,000	972
SBM7 02-KEY2 A2 4.467 3/3	858,155	844
SBM7 00-C1 A2 7.52 12/09	1,030,000	1,098
SANTANDER 4.75 10/21 144A	2,200,000	2,185
SBAC 05-1A A 5.369 11/35	325,000	327
SBAC 05-1A B 5.565 11/35	225,000	227
SEMT 03-5 A2 6ML+33 9/33	225,709	226
SEMT 04-3 A 6ML+25 5/34	248,594	249
SRFC 2006-1A A1 5.84 5/18	752,632	764
STARW 99-C1A B 6.92 2/14	175,000	183
SASC 04-GEL1 A 1ML+36 2/3	41,229	41
TAROT 06-A A3 4.77% 1/11	580,000	578
TAROT 06-A A4 4.88% 4/13	680,000	678
TAROT 2006-C A4 5.07 5/13	548,080	553
TAROT 05-B A3 4.28% 6/10	1,435,000	1,425
TAROT 2006-B A3 5.41 8/11	500,000	504
TAROT 2006-B A4 5.52 11/1	1,075,000	1,092
USAOT 05-1 A4 4.13% 11/11	775,000	764
US BANK NA MTN 4.4 8/15/0	1,500,000	1,496
US BANCORP MTN 5.3 4/28/0	1,480,000	1,487
USTN 3.375% 9/15/09	3,664,000	3,560
USTN 3.375% 10/15/09	30,000,000	29,039
USTN 4.125% 8/15/10	20,000,000	19,863
USTN 4.375% 12/15/10	10,000,000	10,092
USTN 4.875% 5/31/11	16,000,000	16,521
VWALT 2006-A A3 5.5% 9/09	1,500,000	1,512
WESTO 04-3 A4 3.93% 2/12	1,700,000	1,679
WESTO 04-4 A4 3.44% 5/12	1,125,000	1,098
WAOT 05-B A3 4.79% 4/10	835,000	832
WBCMT 05-C16 APB 4.692 10	475,000	465
WBCMT 03-C6 A2 4.498 8/35	840,000	830
WBCMT 03-C7 A1 4.241 10/3	1,081,959	1,060
WBCMT 03-C8 A3 4.445 11/3	1,500,000	1,470
WBCMT 04-C14 A2 4.368 8/4	860,000	845
WBCMT 2004-C15 A2 4.039 1	1,260,000	1,227

EXHIBIT 23

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 2-90384, 33-49742, 33-55549, and 333-62665 of Deere & Company and subsidiaries on Form S-8 of our report dated February 27, 2007, relating to the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2006.

Deloitte & Touche LLP

February 27, 2007

END

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